UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.15)1

PIZZA INN, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

725848 10 5
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,452,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,452,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,452,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,452,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,452,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,452,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,452,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,535,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,535,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,535,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 725848 10 5

1	NAME OF REPORTING PERSON Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 725848 10 5

The following statement constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (the "Statement"). Except as specifically amended by this Amendment No. 15, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds

Item 3 is hereby amended in its entirety to read as follows:

As of the filing date of this Statement, NP had invested $10,729,661 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  Neither NCG nor NCM directly owns any shares of Common Stock.

As of the filing date of this Statement, Mr. Schwarz had invested $123,282 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Schwarz. Mr. Schwarz also directly owns currently exercisable options to acquire 30,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Company.

As of the filing date of this Statement, Mr. Coleman had invested $48,268 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Coleman.

Item 4.	Purpose of Transaction

Item 4 is hereby amended in its entirety to read as follows:

The Reporting Persons purchased the shares of Common Stock based on the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, the availability of shares of Common Stock at desirable prices and other considerations, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.  The Reporting Persons may also determine to distribute shares of Common Stock of the Issuer to individuals or entities holding, directly or indirectly, partnership interests in NP.

Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, including with respect to the existing operations and future plans of the Company, communicating with other shareholders, seeking additional board representation, making proposals to the Company concerning the capitalization and operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or hedging or similar transactions with respect to their shares of Common Stock  or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP NO. 725848 10 5

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended in their entirety to read as follows:

(a). The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 8,837,842 shares of Common Stock outstanding as of September 2, 2008 as reported in the Company’s Form 10-K as filed with the Securities and Exchange Commission on September 25, 2008.

As of the filing date of this Statement, NP beneficially owned 4,452,890 shares of Common Stock, representing approximately 50.4% of the issued and outstanding Common Stock.

NCM, as the general partner of NP, may be deemed to beneficially own the 4,452,890 shares of Common Stock beneficially owned by NP, representing approximately 50.4% of the issued and outstanding Common Stock.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 4,452,890 shares of Common Stock beneficially owned by NP, representing approximately 50.4% of the issued and outstanding Common Stock.

Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, may also be deemed to beneficially own the 4,452,890 shares of Common Stock beneficially owned by NP, representing approximately 50.4% of the issued and outstanding Common Stock.  In addition, Mr. Schwarz directly owns 52,443 shares of Common Stock and 30,000 shares of Common Stock underlying currently exercisable stock options, which, together with the Common Stock owned by NP, represents approximately 51.1% of the issued and outstanding Common Stock.

Mr. Coleman directly owns 20,000 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

(b). By virtue of his position with NP, NCM and NCG, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement.  Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock he holds directly reported in this Statement. Mr. Coleman has the sole power to vote and dispose of the shares of Common Stock he holds directly reported in this Statement.

Item 5(c) is hereby amended to add the following:

(c).  The transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons were (1) the distribution on November 10, 2008 by NP of a total of 307,660 shares of Common Stock to withdrawing partners of NP as of September 30, 2008 at a price of $2.45 per share (the closing price of the Common Stock as of September 30, 2008), and (2) the purchase transactions set forth on Schedule A (which were effected in the open market).

CUSIP NO. 725848 10 5

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Clinton J. Coleman
CLINTON J. COLEMAN

CUSIP NO. 725848 10 5

SCHEDULE A

Transactions in the Common Stock During the Past 60 Days by Mark Schwarz

Mark Schwarz

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

9/29/08	Buy	4,193	2.37
9/30/08	Buy	1,000	2.37
10/1/08	Buy	2,500	2.45
10/6/08	Buy	9,750	2.45